File Nos.: 333-83100
                                                                      811-8716

                                  Form N-18F-1

                      SECURITIES AND EXCHANGE COMMISSSION

                             WASHINGTON, D.C. 20549


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                       EVERGREEN VARIABLE ANNUITY TRUST
                           (Exact Name of Registrant)



                            NOTIFICATION OF ELECTION

     Th undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this Notification of Election to be duly executed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 21st day of March, 2001.

                                         EVERGREEN VARIABLE ANNUITY TRUST


                                         /s/ Michael H. Koonce
                                         -------------------------
                                         Michael H. Koonce
Attest:                                  Secretary


/s/ Maureen E. Towle
-----------------------
Maureen E. Towle
Assistant Secretary